Grupo Financiero - Galicia


FOR IMMEDIATE RELEASE

For more information contact:

Pablo Firvida
VP Investor Relations
Telefax: (5411) 4343-7528
pfirvida@gfgsa.com
investorelations@gfgsa.com
www.gfgsa.com


         GRUPO FINANCIERO GALICIA S.A. REPORTS FINANCIAL RESULTS FOR ITS
                       FIRST QUARTER ENDED MARCH 31, 2004


     >> (Buenos Aires, Argentina, May 12, 2004) - Grupo Financiero Galicia S.A. ("Grupo Galicia", "GFG") ( Buenos Aires Stock Exchange: GGAL /NASDAQ: GGAL) today announced its consolidated financial results for the first quarter of fiscal year 2004, ended March 31, 2004.


Net loss for the quarter ended March 31, 2004

     >> Net loss for the first quarter ended March 31, 2004, was Ps. 112.0 million, or Ps. (0.103) per share, equivalent to Ps. (1.030) per ADS. These results were mainly generated by those of Banco Galicia ("the Bank") which has continued to be the main source of the company's results.

     >> The net loss of the Bank was Ps. 100.9 million mainly as a result of a decrease in the exchange rate and some non recurring items such as the amparos amortization and the valuation adjustments for the Secured Loans and the Bogar according to the Banco Central de la Republica Argentina's ("B.C.R.A.") regulations. If we exclude the above mentioned effects, the net loss obtained by the Bank for the quarter under analysis would be Ps. 3.9 million.

     >> Grupo Galicia's financial statements, comparative tables and exhibits, have been restated for inflation until February 28, 2003 using the Wholesale Price Index (IPIM) published by the National Bureau of Statistics and Census (INDEC).

     >> During fiscal year 2002, the line-by-line consolidation of the consolidated balance sheet of Banco Galicia Uruguay S.A. ("Galicia Uruguay") had been discontinued by Banco Galicia. As the reception of the financial statements of Galicia Uruguay and its subsidiaries has been regularized, in the quarter ended September 30, 2003 the information that is exposed includes the consolidation on a line-by-line basis of the financial statements of Galicia Uruguay, Banco de Galicia (Cayman) Ltd. (in provisional liquidation) and its subsidiaries. In consequence, the quarter ended September 30, 2003 includes in each line of the consolidated income statement the

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
                                                      Grupo Financiero - Galicia


          results corresponding to the nine months of the aforementioned companies, not affecting the consolidated net income.

     >> The following table below shows results per share information, based on Grupo Galicia's financial statements.

                                                     In pesos
--------------------------------------------------------------------------------
                                         FY 2004                FY 2003
                                        ----------    --------------------------
Earnings per Share                         1 Q           4 Q               1 Q
                                         03/31/04      12/31/03         03/31/03
--------------------------------------------------------------------------------
Total Average Shares (in thousands)     1,092,407      1,092,407      1,092,407
  Book Value per Share                      1.263          1.365          1.491
  Book Value per ADS (*)                   12.630         13.650         14.910
  Earnings per Share                       (0.103)        (0.021)         0.009
  Earnings per ADS (*)                     (1.030)        (0.210)         0.090
--------------------------------------------------------------------------------
(*) 1 ADS = 10 ordinary shares

     >> Grupo Galicia's first quarter net income represents an annualized return of (2.01%) on average assets and (31.45%) on average shareholders' equity.


                                                  Percentage
--------------------------------------------------------------------------------
                                           FY 2004               FY 2003
                                          ----------    ------------------------
Profitability                                1 Q            4 Q            1 Q
                                                   %              %            %
--------------------------------------------------------------------------------
Return on Average Assets (*)                  (2.01)         (0.36)        0.32
Return on Average Shareholders Equity (*)    (31.45)         (6.31)        2.53
--------------------------------------------------------------------------------
(*) Annualized


     >> The following table below shows a "Net Income by Business" analysis. It includes a breakdown on Grupo Financiero Galicia's result information by subsidiary.

     >> The "Income from stake in Sudamericana Holding" line includes the company's results as of December 2003 and the company's goodwill amortization.

     >> The "Income from stake in Galicia Warrants" line includes the company's results as of January 2004, the company's goodwill amortization and the impairment adjustment.

     >> The "Adjustment by deferred tax" shows the income tax charge determined according to the deferred tax method on Banco Galicia's subsidiaries. This adjustment was not made in Banco Galicia because Argentine Central Bank regulations do not contemplate the application of the deferred tax method.

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                                                      Grupo Financiero - Galicia

                                                     in millions as of March 31, 2004 constant peso
---------------------------------------------------------------------------------------------------
Net Income by Business                                     FY 2004                FY 2003
                                                          =========    ============================
                                                           1st. Q          12/31/03      03/31/03
---------------------------------------------------------------------------------------------------

Income from stake in Banco Galicia (93.58%)                 (94.4)          (39.5)         31.1
Income from stake in Net Investment (87.5%)                  (0.5)           (4.0)         (1.0)
Income from stake in Sudamericana Holding (87.5%)            (2.1)            0.7)         (4.4)
Income from stake in Galicia Warrants (87.5%)                 0.1            (0.1)         (3.0)
Adjustment by deferred tax                                  (12.5)           18.5)          1.20
Other Income GFG                                             (2.6)            1.4         (13.9)
Income Tax                                                     -               -            0.0

Net Income for the period                                  (112.0)          (23.0)         10.0
---------------------------------------------------------------------------------------------------



RECENT DEVELOPMENTS

     >> Within the process of the restructuring of the foreign debt of the Bank, Grupo Galicia's Shareholders' Meeting celebrated on January 2nd, 2004 approved an increase in the capital stock of up to 149 million shares. The preferred non-voting shares are mandatorily convertible into ordinary Class B shares at the first anniversary of issuance and will be used for acquiring or receiving as a contribution up to US$100 million of subordinated notes issued by the Bank. The subscription price was established at 0.49 US$ per share based in two independent valuations of the bonds to be received.

          The subscription period ended today and the payment of the preemptive and accretion rights will take place on May 13 and May 17 respectively. Therefore, the future number of shares will be 1,241,407,017. The preferred shares will be quoted in the Buenos Aires Stock Exchange and in the Cordoba Stock Exchange.




CONFERENCE CALL

Next week we will announce the date of the Conference Call to review those results.


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                                                      Grupo Financiero - Galicia

Grupo Financiero Galicia S.A.

SELECTED FINANCIAL INFORMATION - CONSOLIDATED DATA (*)

                                                                            In millions of pesos
----------------------------------------------------------------------------------------------------------------------
                                                        03/31/04     12/31/03     09/30/03     06/30/03     03/31/03
----------------------------------------------------------------------------------------------------------------------
CASH AND DUE FROM BANKS                                  1,000.9         826.2        835.0        932.1        573.1

GOVERNMENT AND CORPORATE   SECURITIES                    2,747.7       2,865.2      2,777.3      1,487.7      1,608.4

LOANS                                                   11,218.8      11,049.6     10,668.3      9,576.0      9,504.4

OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE     6,130.4       6,197.4      6,495.0      7,709.0      8,065.6

EQUITY IN OTHER COMPANIES                                   83.8          87.1         88.3         94.0         94.2

BANK PREMISES AND EQUIPMENT, MISCELLANEOUS
  AND INTANGIBLE ASSETS                                  1,369.7       1,402.7      1,426.2      1,435.5      1,477.3

OTHER ASSETS                                               481.0         497.4        481.4        485.9        443.4

TOTAL ASSETS                                            23,032.3      22,925.6     22,771.5     21,720.2     21,766.4

DEPOSITS                                                 5,859.0       5,584.0      5,471.7      5,048.1      4,766.6
- Non-Financial Government Sector                           15.8          12.4          5.1          4.9          3.0
- Financial Sector                                          21.0          19.5         18.7          2.4          2.9
- Non-Financial Private Sector and Residents Abroad      5,822.2       5,552.1      5,447.9      5,040.8      4,760.7
  - Current Accounts                                     1,371.3       1,163.7      1,086.7        917.2        738.2
  - Savings Accounts                                       970.4         818.9        783.2        500.1        379.8
  - Time Deposits                                        2,803.7       2,838.5      2,786.0      2,569.7      2,092.4
  - Investment Accounts                                      0.2           0.2          1.0          1.0          0.0
  - Other                                                  494.0         533.6        575.1        765.4      1,135.4
  - Accrued interest and quotation diferences payable      182.6         197.2        215.9        287.4        414.9

OTHER BANKS AND INTERNATIONAL ENTITIES                   2,785.8       2,867.2      2,865.0      2,804.6      2,968.2

NEGOTIABLE OBLIGATIONS                                   2,282.6       2,392.9      2,425.2      1,545.0      1,642.5

OTHER LIABILITIES                                       10,625.8      10,492.4     10,401.2     10,658.5     10,670.1

MINORITY INTERESTS                                          99.9          97.9         95.2         94.8         90.0

TOTAL LIABILITIES                                       21,653.1      21,434.4     21,258.3     20,151.0     20,137.4

SHAREHOLDERS' EQUITY                                     1,379.2       1,491.2      1,513.2      1,569.2      1,629.0

INFLATION AND EXCHANGE RATE
Retail Price Index (%)(**)                                  1.12          1.05         0.51       (0.42)         2.49
Wholesale Price Index (%)(**)                               1.54          3.42         1.20       (2.61)         0.25
C.E.R.(%)(**)                                               0.76          0.83         0.31        0.44          2.05
Exchange Rate ($/U$S)(***)                                2.8550        2.9330       2.9110      2.8075        2.9625

(*) Grupo Financiero Galicia S.A., consolidated with subsidiary companies
(Art.33 - Law 19550). Quarter ended 09/30/03 consolidated with Banco Galicia
Uruguay S.A. (**) Variation within the quarter.
(***) Last working day of the quarter. Source B.C.R.A.


     >> As a result the changes introduced by the B.C.R.A.(1) with respect to the criteria for the valuation of Public Sector assets, the Bank has adjusted the book value of those assets against the Shareholders Equity Account "Adjustment to Previous Fiscal Year Results". This Adjustment amounted to a Ps. 30.9 million increase in the value of those assets.

          The previous quarters have been modified to reflect that adjustment.

(1)  See Communique "A" 4084 and" A" 4095.

Grupo Financiero Galicia S.A.

SELECTED FINANCIAL INFORMATION -  CONSOLIDATED DATA (*)


                                                                   In millions of pesos
--------------------------------------------------------------------------------------------------------------------------
Quarter ended:                                              03/31/04     12/31/03     09/30/03     06/30/03     03/31/03
--------------------------------------------------------------------------------------------------------------------------
FINANCIAL INCOME                                             337.4        327.8        385.6        301.2         672.5
- Interest on Cash and Due from Banks                          0.0         (0.1)         0.1          0.0           0.0
- Interest on Loans to the Financial Sector                    1.9         (0.3)        36.2         34.2          31.0
- Interest on Overdrafts                                       6.8          9.1          7.7         10.0          12.0
- Interest on Notes                                           20.4         36.6         89.5         36.1          30.6
- Interest on Mortgage Loans                                  17.3         17.7         24.5         36.7          15.9
- Interest on Pladge Loans                                     1.0          0.8          4.1          6.2           0.6
- Interest on Credit Card loans                               38.0         34.2         32.1         31.3          29.9
- Interest on Other Loans                                      5.5          4.4         11.8          6.8           5.9
- Net Income from Government and Corporate Securities         32.3         57.7         14.5         22.3          39.9
- On Other Receivables Resulting from Financial Brokerage     15.7         17.1         22.5         24.4          34.7
- Net Income from Guaranteed Loans-Decree 1387/01             63.5         65.3         62.5         59.8          35.3
- Adjustment by application of adjusting index               112.4         47.3         66.3         67.1         396.1
- Adjustment by application of CVS                            19.4         35.0          0.0          0.0           0.0
- Other                                                        3.2          3.0         13.8        (33.7)         40.6

FINANCIAL EXPENSES                                           331.1        261.8        (38.5)       335.8         878.0
- Interest on Demand Accounts Deposits                         0.5          1.0         (5.6)         3.2           4.4
- Interest on Saving Accounts Deposits                         1.2          0.9          0.8          0.7           0.6
- Interest on Time Deposits                                   25.2         29.5         38.3         72.8          61.2
- Interest on Loans from Financial Sector                      1.3          2.0          1.5          1.5           1.8
- For other Liabilities resulting from Financial Brokerage    80.2         90.8         83.3         79.4          87.1
- Other interest                                             111.9        104.7         75.6        107.0         121.5
- Adjustment by application of adjusting index                35.5         24.3          8.8         13.7         140.7
- Other                                                       75.3          8.6       (241.2)        57.5         460.7

GROSS BROKERAGE MARGIN                                         6.3         66.0        424.1        (34.6)       (205.5)

PROVISIONS FOR LOAN LOSSES                                    55.6        (97.7)       260.6         64.3          59.2

INCOME FROM SERVICES, NET                                    100.3         99.1         93.3         88.6          80.4

MONETARY LOSS FROM FINANCIAL INTERMEDIATION                    0.0          0.0          0.0          0.0         (14.1)

ADMINISTRATIVE EXPENSES                                      146.9        148.0        155.3        131.6         128.5
- Personnel Expenses                                          66.8         66.4         67.3         54.7          55.1
- Directors' and Syndics' Fees                                 0.7          0.5          0.3          0.4           0.7
- Other Fees                                                   4.3          5.9         10.0          3.1           2.3
- Advertising and Publicity                                    8.2          7.5          6.9          2.8           2.8
- Taxes                                                        8.3          7.8          8.8          6.9           6.3
- Other Operating Expenses                                    46.6         48.0         50.1         54.2          52.3
- Other                                                       12.0         11.9         11.9          9.5           9.0

MONETARY GAIN FROM OPERATING EXPENSES                          0.0          0.0          0.0          0.0           0.1

MINORITY INTEREST                                              2.4         (2.7)         0.4         (4.4)         (7.5)

INCOME FROM EQUITY INVESTMENTS                                 1.1         (1.5)        (2.0)       (10.1)         (9.0)

NET OTHER  INCOME                                            (18.4)      (133.5)      (169.7)        91.7         354.4

MONETARY GAIN (LOSS) ON OTHER TRANSACTIONS                     0.0          0.1          0.0        (13.3)          9.7

INCOME TAX                                                     1.2          0.2         (0.2)       (10.2)         10.8

NET INCOME                                                  (112.0)       (23.0)       (69.6)       (67.8)         10.0

(*) Grupo Financiero Galicia, consolidated with subsidiary companies ( Art. 33 -
Law 19550). Quarter ended 09/30/03 consolidated with Banco Galicia Uruguay S.A.
and subsidiaries (9 months).
